SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Companhia Aberta

Ata da Reunião do Conselho de Administração da Gafisa S.A. (“Companhia”) realizada em 19 de dezembro de 2018

1. Data, Hora e Local: No dia 19 de dezembro de 2018, às 8h, por teleconferência.

2. Convocação e Presença: Convocação enviada pelo Presidente do Conselho ao endereço eletrônico dos demais membros do conselho de administração. Presentes: A totalidade dos Membros do Conselho de Administração.

3. Composição da Mesa. Presidente: Mu Hak You. Secretária: Karen Sanchez Guimarães.

4. Deliberações: foi deliberado, pela unanimidade dos conselheiros presentes e sem quaisquer ressalvas, o cancelamento de 1.030.325 (um milhão trinta mil e trezentas e vinte cinco) ações da Companhia, adquiridas no âmbito do Programa de Recompra aprovado em 28 de setembro de 2018, nos termos do Art. 20 (s) do Estatuto Social da Companhia (“Programa de Recompra”), sem redução do valor do capital social, o qual fica dividido em 43.727.589 (quarenta e três milhões setecentos e vinte e sete mil quinhentas e oitenta e nove) ações ordinárias, todas nominativas, escriturais e sem valor nominal.

A alteração do artigo 5º do Estatuto Social, para consignar o capital social e a quantidade de ações representativas do capital social da Companhia, após o cancelamento das Ações será deliberada em Assembleia Geral Extraordinária a ser convocada oportunamente.

Fica mantido o Programa de Recompra de Ações da Companhia de forma a cumprir o seu objetivo de gerar valor aos acionistas da Companhia.

5. Encerramento: Nada mais havendo a tratar, a presente ata foi lavrada, aprovada e assinada por todos os membros do Conselho. São Paulo, 19 de dezembro de 2018. Assinaturas (aa) Mu Hak You, Presidente; Karen Sanchez Guimarães, Secretária. Conselheiros: Mu Hak You, Karen Sanchez Guimaraes, Ana Maria Loureiro Recart, Thiago Hi Joon You, Pedro Carvalho de Mello.

A presente é cópia fiel da ata lavrada no Livro próprio.

_________________________________ Mu Hak You Presidente	_________________________________ Karen Sanchez Guimarães Secretária

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 19, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”) held on

December 19, 2018

1. Date, Time and Place: On December 19th, 2018 at 8:00 a.m., by teleconference.

2. Call Notice and Attendance: Call notice sent by Chairman of the Board to the electronic address of other members of the board of directors. Attendance: All members of the Board of Directors attended the meeting.

3. Composition of the Board. Chairman: Mu Hak You. Secretary: Karen Sanchez Guimarães

4. Resolutions: The attending Board members unanimously resolved without reservations to approve the cancellation of 1,030,325 (one million thirty thousand and three hundred twenty five) Company’s shares, acquired under the Stock Buyback Program approved in September 28th, 2018 (“Stock Buyback Program”), held in treasury, without reducing the capital stock which is now divided into 43,727,589 (forty three million seven hundred twenty seven thousand and five hundred eighty nine) common shares, all nominative, book-entry shares with no par value.

The amendment of article 5 of the Bylaws, to compound the capital stock and the number of shares representing the Company's capital stock after the cancellation of the Shares will be deliberated at an Extraordinary General Meeting to be convened in a timely manner.

The Company clarifies that the Stock Buyback Program remains open, in order to fulfill its purpose, which is generating value to the Company’s shareholders.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by the Board members. São Paulo, December 19, 2018. Signatures (signed) Mu Hak You, Chairman; Karen Sanchez Guimarães, Secretary. Board members: Mu Hak You, Karen Sanchez Guimaraes, Ana Maria Loureiro Recart, Thiago Hi Joon You, Pedro Carvalho de Mello.

This is a faithful copy of the Minutes drawn up in the Company’s records.

_________________________________ Mu Hak You Chairman	_________________________________ Karen Sanchez Guimarães Secretary